Exhibit 99.1

No. 10/10

IAMGOLD Advances Start-up Date for Essakane Mine

Toronto, Ontario, May 3, 2010 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce that it has advanced the start-up date of its new Essakane gold mine in Burkina Faso in West Africa.  Processing of ore through the mill is forecast to begin in June, four to six weeks ahead of the previously announced production schedule, and five to six months earlier than the originally projected start-up date of year-end 2010.

“Since IAMGOLD acquired the Essakane property in early 2009, we will have successfully completed, on budget, an ambitious and logistically challenging project – another world-class flagship mine for our Company, alongside our Rosebel mine in Suriname.  We are now poised to achieve an important milestone in IAMGOLD’s and Burkina Faso’s history.  Essakane is a cornerstone of IAMGOLD’s future growth and is the first greenfield mining operation built by our Company since Rosebel, acquired through our purchase of Cambior in 2006.  The outstanding team that developed Rosebel has also spearheaded our accomplishments at Essakane.  The Essakane gold mine is the largest private foreign investment to date in Burkina Faso and we expect that it will provide significant benefits to all stakeholders,” said Peter C. Jones, Interim President & Chief Executive Officer.

Essakane is 90% owned by IAMGOLD, with the government of Burkina Faso holding the remaining 10%.  The operation is expected to produce more than 500,000 ounces of gold from start-up through to the end of 2011.  This significant production output, coupled with life-of-mine average cash costs of $400-$410 per ounce, will help lower IAMGOLD’S average cash cost in the second half of 2010 and beyond. This will provide an important contribution toward the realization of our 2010 guidance of 940,000-1,000,000 ounces of gold at an average cash cost of $490-$510 per ounce.

Project Costs on Budget

Recently completed forecasts show that the project will come in on budget at $443 million.  IAMGOLD has been very pleased with the commitment and work ethic of the Burkinabe workforce.  As a result of a comprehensive ongoing training program, undertaken from day one, work has progressed rapidly and efficiently despite the remote setting, arid climate and very high daytime temperatures.

Construction Progress

Overall construction progress at the project stands at 90% and mechanical commissioning of a number of key process and infrastructure components has been completed or is underway, including the 27.5 megawatt power generation plant, the freshwater supply system and the eight CIL process tanks.  All construction materials and equipment necessary for start-up are now at site and the effort in the coming weeks will focus on completing the installation of piping, electrical, and instrumentation elements.  The primary crusher is not required for the initial phase of processing as only soft oxide ore will be fed through the plant for the first few months. Completion of the crushing plant will occur about six weeks after the processing facility is finished.  Work will remain in conformance with IAMGOLD’s goal of pursuing ZERO Harm.  Relocation of more than 12,000 local residents, living in five small villages and one large town, has been completed and required the construction of about 2,000 buildings. The new communities are thriving, with improved living conditions and infrastructure.  The relocation was carried out in conformance with IFC/World Bank guidelines, in collaboration with local and regional authorities and with respect for local culture.  A number of important sustainable development programs are already underway.

Start of Operations

Operating teams are on site and fully engaged.  The mine department has been operating for several months, beginning with the construction of the tailings storage facility and various water impoundment facilities.  Since the fourth quarter of 2009, geology, mine planning, mine operations and mine maintenance teams have been concentrating on mining the Phase I pit, including prestripping of waste rock and construction of ore stockpiles.  A total of 20 million tonnes of material will be mined during the pre-production period and the operation will have approximately 5.0 million tonnes of ore stockpiled at mill start-up. In September 2009 we announced our plan to accelerate production at Essakane by increasing the processing rate and optimizing the mine plan to access higher grade ore sooner. As a result, our ore stockpile at mill start-up will represent about six months of feed through the mill. Mine performance to date has been in line with expectations in terms of productivity, unit mining costs and ore reconciliation.

In preparation for first ore treatment, the mill operating department is currently receiving intensive training.  Permanent crews will be reinforced by technical and operating experts from elsewhere within IAMGOLD during the start-up period, including a significant contingent from the Doyon mill in the Abitibi region of Quebec.

Experience with the similarly designed plant at Rosebel indicates that ramp-up to commercial production can be achieved quickly and a concerted effort will be made to beat earlier forecasts of commercial production by August 2010.  Commercial production at Essakane will begin on the first of 30 consecutive days on which total ore processed exceeds 445,000 tonnes, equivalent to 60% of design throughput capacity.

In addition to efforts at the site, IAMGOLD is continuing to build a strong relationship with our Burkinabe government partners through frequent interaction with senior politicians and regulatory authorities.  An open and progressive relationship with the Burkina Faso government will be an important element in Essakane’s future success.

Exploration and Development

In parallel with the construction and start-up, IAMGOLD is spending $12 million on resource development and a further $2 million on regional exploration during 2010 to build resources for the future of Essakane.  Work is progressing well, with the resource development effort primarily focussed on contiguous extensions to the Essakane main zone orebody and conversion of inferred resources below and on-trend with the current, data-constrained main pit.

The regional exploration team is carrying out a drill campaign to examine the projected extensions along strike of the Essakane Main Zone to the north and south.  In addition, shallow reconnaissance aircore drilling is proceeding within the 100 km2 mine permit to provide complete geochemical coverage beneath extensive areas covered with thin sheets of windblown sands.  Mapping and sampling of extensive artisanal workings in the area is also ongoing.  As exploration work on the mine permit advances in 2010, the exploration team will transition its efforts onto the contiguous 1,283 km2 exploration concessions surrounding the mine permit.  In preparation for this phase of regional exploration, a detailed airborne magnetic geophysical survey was completed in the first quarter of 2010 to enhance the Company’s understanding of the regional geology.

Results of the resource definition and regional exploration programs will be announced later this year.

For the year ended December 31, 2009, the Company reported a 1.1 million or 38% increase in reserves to 3.9 million ounces.  Measured and Indicated Resources (which include Reserves) were 4.3 million ounces and Inferred Resources totalled 1.9 million ounces. The property has significant upside potential, and the Company envisions a multi-year exploration effort to realize the full potential.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2009 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Jo Mira Clodman
Investor Relations
Tel: 416 360 4743 Toll-free: 1 888 464 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.